# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIDA SENIOR LIVING, INC., CIK 0001043000
CUSIP: 140475203
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul Dumaine, Summit, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 11/04/2025
Amends the filing with accession number 0000895345-21-000958
Filed by CIK 0001850901
Persons authorized to receive notices and communications: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul Dumaine, Summit, New Jersey (NJ), 07901, 908-466-5100; With a copy to: John M. Bibona, Fried,Frank,Harris,Shriver&Jacobson LLP, One New York Plaza, New York, New York (NY), 100004, (212) 859-8000

## Reporting persons
- Conversant Dallas Parkway (A) LP (CIK 0001892127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,438,005; sole dispositive power 0; shared dispositive power 7,438,005; aggregate amount beneficially owned 7,438,005 (35.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 5,266,159 shares of Common Stock, (ii) 1,203,308 shares of Common Stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, and (iii) 968,538 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (B) LP (CIK 0001892128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 850,353; sole dispositive power 0; shared dispositive power 850,353; aggregate amount beneficially owned 850,353 (4% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 709,744 shares of Common Stock, (ii) 77,897 shares of Common Stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, and (iii) 62,712 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (D) LP (CIK 0002016872): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,032,216; sole dispositive power 0; shared dispositive power 1,032,216; aggregate amount beneficially owned 1,032,216 (4.9% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect an aggregate of 1,032,216 shares of Common Stock.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (F) LP (CIK 0002032036): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 648,942; sole dispositive power 0; shared dispositive power 648,942; aggregate amount beneficially owned 648,942 (3.1% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect an aggregate of 648,942 shares of Common Stock.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant PIF Aggregator A, LP (CIK 0002034747): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,607,592; sole dispositive power 0; shared dispositive power 1,607,592; aggregate amount beneficially owned 1,607,592 (7.6% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect an aggregate of 1,607,592 shares of Common Stock.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant GP Holdings LLC (CIK 0001850910): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,969,516; sole dispositive power 0; shared dispositive power 9,969,516; aggregate amount beneficially owned 9,969,516 (47.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 7,657,061 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, and (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Simanovsky Michael (CIK 0001596522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,407,779; sole dispositive power 0; shared dispositive power 11,407,779; aggregate amount beneficially owned 11,407,779 (54.1% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 9,095,324 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, and (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Capital LLC (CIK 0001850901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,407,779; sole dispositive power 0; shared dispositive power 11,407,779; aggregate amount beneficially owned 11,407,779 (54.1% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 9,095,324 shares of Common Stock, (ii) 1,281,205 shares of Common Stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, and (iii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Private GP LLC (CIK 0002034835): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,607,592; sole dispositive power 0; shared dispositive power 1,607,592; aggregate amount beneficially owned 1,607,592 (7.6% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 1,607,592 shares of Common Stock.
  
  (2) The percent of class identified in row (13) is calculated based on the sum of (i) 18,770,006 outstanding shares of Common Stock as of October 31, 2025, per the Issuer, plus (ii) 1,281,205 shares of Common Stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) L.P. and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: SONIDA SENIOR LIVING, INC.
Address of issuer's principal executive offices: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul Dumaine, Summit, New Jersey (NJ), 07901
Comment: This Amendment No. 7 ("Amendment No. 7") further amends and supplements the original statement on Schedule 13D filed by Conversant Dallas Parkway (A), L.P. ("Investor A"), Conversant Dallas Parkway (B), L.P. ("Investor B"), Conversant GP Holdings LLC ("Conversant GP"), Conversant Capital LLC ("Conversant Capital"), and Michael J. Simanovsky on November 12, 2021 (the "Original Schedule 13D"), as previously amended by them by the amended statement on Schedule 13D filed on October 17, 2024 ("Amendment No. 6"), Amendment No. 5 filed on August 21, 2024 ("Amendment No. 5"), Amendment No. 4 filed on March 26, 2024 ("Amendment No. 4"), Amendment No. 3 filed on February 6, 2024 ("Amendment No. 3"), Amendment No. 2 filed on November 6, 2023 ("Amendment No. 2") and Amendment No. 1 filed on July 7, 2023 ("Amendment No. 1"). Amendment No. 4 was the initial statement on Schedule 13D for Conversant Dallas Parkway (D), L.P. ("Investor D") regarding the Issuer. Amendment No. 5 was the initial statement on Schedule 13D for Conversant PIF Aggregator A L.P. ("Aggregator A") and Conversant Private GP LLC ("Conversant Private GP") regarding the Issuer. Amendment No. 6 was the initial statement on Schedule 13D for Conversant Dallas Parkway (F), L.P. ("Investor F") regarding the Issuer. Investor A, Investor B, Investor D, Aggregator A and Investor F together are the "Conversant Investors," and they, together with Conversant GP, Conversant Capital, Conversant Private GP and Mr. Simanovsky are, the "Reporting Persons". The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D, as previously amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D, as previously amended, is hereby amended to incorporate the disclosure set forth in Item 4 hereof regarding the Equity Financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D, as previously amended, is hereby amended by the addition of the following description of events involving the Reporting Persons and the Issuer.

As disclosed on a Current Report on Form 8-K filed by the Issuer with the Commission on November 5, 2025 ("Issuer 8-K"), the Issuer entered into a definitive agreement and plan of merger (the "Merger Agreement") with SSL Sparti LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer ("Holdco"), Sparti Merger Sub, Inc., a Maryland corporation and a wholly-owned subsidiary of Holdco ("SNDA Merger Sub"), CNL Healthcare Properties, Inc., a Maryland corporation ("CNL") and CHP Merger Corp., a Maryland corporation and a wholly-owned subsidiary of CNL. The Merger Agreement provides, among other things and subject to the terms and conditions in the Merger Agreement, for a business combination of the Issuer and CNL, through a series of steps ending with a forward merger of SNDA Merger Sub with and into CNL, with SNDA Merger Sub surviving the merger (the "CNL Merger"), as a result of which the Issuer will own 100% of the issued and outstanding shares of CNL. In connection with the execution of the Merger Agreement and the transactions contemplated thereby, Investor A and Investor B granted certain consents and waived certain antidilution rights arising under the existing Investor Rights Agreement and the Certificate of Designation of the Series A Preferred Stock. Concurrently with the execution of the Merger Agreement, the Issuer entered into an investment agreement (the "Investment Agreement") with Investor A, Aggregator A, CPIF Sparti SAF, L.P. ("CPIF"), and CPIF K Co-Invest SPT A, L.P. ("CPIF K" and, together with Aggregator A, Investor A and CPIF, collectively, the "IA Conversant Investors"), pursuant to which the IA Conversant Investors agreed to fund to the Issuer an aggregate amount of $100,000,005.84 in exchange for the issuance by the Issuer of 3,739,716 shares of Common Stock at a price of $26.74 per share immediately prior to the CNL Merger (the "Equity Financing"). Proceeds from the Equity Financing will be used by the Issuer to fund a portion of the cash merger consideration payable under the Merger Agreement. The Investment Agreement includes representations and warranties by the Issuer substantially similar to those under the Merger Agreement and representations and warranties by the IA Conversant Investors customary for a private financing of this type, and customary covenants of the parties, including the Issuer's compliance with interim operating covenants subject to the IA Conversant Investors' consent (not be unreasonably withheld, conditioned or delayed). The IA Conversant Investors' closing on the Equity Financing is conditioned on the execution of the Merger Agreement, satisfaction or waiver of mutual closing conditions and the Issuer's closing conditions under the Merger Agreement, and the Issuer's confirmation of occurrence of the CNL Merger substantially concurrently with the issuance of Common Stock in connection with the Equity Financing. The Issuer's closing conditions include a bringdown of the IA Conversant Investors' representations and warranties and material compliance with their covenants, and delivery by the IA Conversant Investors of the purchase price and IRS Forms W-9. The Investment Agreement may be terminated by the parties only upon their mutual agreement or upon certain customary conditions, including that the Equity Financing shall have been enjoined, that the Merger Agreement shall have been terminated, or that the CNL Merger shall not have been consummated by May 29, 2026. The Investment Agreement contains mutual indemnities by parties for breach of certain representation and warranties and post-closing covenants capped at the purchase price. The Issuer is responsible for the IA Conversant Investors' legal and other expenses in connection with the Equity Financing subject to the $2,000,000 cap. The IA Conversant Investors are entitled to 15% of the Company Termination Fee (as defined in the Merger Agreement) if the Issuer becomes entitled to such fee under the Merger Agreement. The Issuer entered into a substantially similar investment agreement with the other current investor in the Issuer, Silk Partners, LP ("Silk").

At the closing of the Equity Financing, the IA Conversant Investors, Investor B, Investor D and Investor F (collectively, the "Post-Merger Conversant Investors"), Silk and the Issuer will enter into an amended and restated Investor Rights Agreement (the "IRA") to be effective as of the CNL Merger. Pursuant to the IRA, among other things, prior to the date that is (A) on or prior to the Company's 2029 annual meeting of stockholders, the date on which the Post-Merger Conversant Investors and their affiliates (the "Conversant Parties") beneficially own less than the lesser of (I) 4% of the outstanding shares of Common Stock and (II) the number of shares of Common Stock owned by Silk and its affiliates as of the Equity Financing closing date), and (B) after the Company's 2029 annual meeting of stockholders, the date on which the Conversant Parties beneficially own less than 5% of the outstanding shares of Common Stock, the Conversant Parties will have the right to designate a member of the Issuer's board of directors (the "Board"). If the Conversant Parties beneficially own at least 15% of the outstanding shares of Common Stock, they will have the right to designate two members of the Board, and they will have the right to designate three members of the Board if they beneficially own at least 20% of outstanding shares of Common Stock. Additionally, the Conversant Parties will have the right to designate the Board's chairperson so long as the Conversant Parties own at least 5% of Common Stock and the right to designate a member of the Board's Nominating and Governance Committee so long as the Conversant Parties own at least 10% of Common Stock. Although no designations to the Board will be effective before the effective time of the CNL Merger, the Conversant Parties expect to appoint Michael Simanovsky, Conversant Capital's Managing Partner, as a member and the chairperson of the Board, to join Robert Grove, Conversant Capital's Principal, and Benjamin P. Harris, who now serve on the Board. These individuals would represent the Conversant Parties' three designees. The Reporting Persons anticipate that the Conversant Parties' designees to the Board will, in performance of their duties as members of the Board, participate in discussions with the other members of the Board, as well as with the Issuer's management, employees, advisors and investors, and other persons, that may relate to any or all of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The IRA will also provide that for so long as the Conversant Parties beneficially own at least 15% of the outstanding shares of Common Stock, the Issuer will not without Investor A's consent undertake certain fundamental or significant actions or transactions, such as changing the Issuer's business, entering into any merger or acquisition in excess of certain agreed limits, issuing debt or equity beyond certain agreed limits, transferring equity of the Issuer's subsidiaries, entering into change of control agreements, liquidating or dissolving the Issuer, or engaging in certain preferential transactions in respect of the Issuer securities ranked junior to its Series A Preferred Stock. Further, the IRA will provide that for so long as the Conversant Parties beneficially own at least 14.9% of the outstanding shares of Common Stock, the Conversant Parties will remain entitled to certain pre-emptive rights with respect to certain issuances of the Issuer equity securities. Common Stock held by the Conversant Parties will not be subject to the contractual transfer restrictions, however, for eighteen months following the closing of the Equity Financing, the Conversant Parties will be subject to standstill pursuant to which they will not (i) participate in nominating or removing any Board member (other than a director designees by the Conversant Parties) or in changing the composition of the Board, or engaging in a proxy solicitation, and (ii) initiating or proposing to call a special meeting of the Issuer's stockholders.

The Post-Merger Conversant Investors, Silk, PF Investors, LLC (together with Silk, the "Silk Investors"), and, together with the Post-Merger Conversant Investors, collectively, the "Investors") and the Issuer have also agreed that at the closing of the Equity Financing they will enter into an amended and restated Registration Rights Agreement (the "RRA") to be effective as of the CNL Merger, pursuant to which, among other things, the Issuer will be obligated to prepare and file, as soon as reasonably practicable following the Equity Financing closing and no later than three (3) months thereafter, a shelf registration statement registering the resale of all Issuer equity securities acquired by the Conversant Parties prior to and pursuant to the Equity Financing. The Issuer will further agree to use its reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing and to maintain the effectiveness of the registration statement until the termination of the RRA. If the shelf registration described above is not effective and not available for use by the Investors then the Investors will be entitled to "demand" registration of their Issuer equity securities, with the Post-Merger Conversant Investors having 2 demand registration rights. Additionally, the Investors may request up to 4 takedowns within any 12-month period, subject to certain limitations, including a minimum aggregate offering price of $10,000,000. The Investors will have piggyback registration rights whenever the Issuer proposes to register its equity securities. In connection with the foregoing, the Post-Merger Conversant Investors will also agree that for so long as they beneficially own 5% or more of Common Stock, they will agree to enter into customary lock-up agreements (not to exceed 60 days) with managing underwriters in connection with underwritten offerings of the Issuer's equity securities. The RRA will terminate upon the earlier of (1) the date when all securities held by the Investors have been sold, and (2) the later of (i) the date when the Post-Merger Conversant Investors or the Silk Investors, as applicable, are able to sell all of its securities pursuant to Rule 144 without being subject to volume or manner of sale limitations thereunder and (ii) the Post-Merger Conversant Investors or the Silk Investors, as applicable, together with their affiliates, beneficially own less than 10% of Common Stock.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, determine to: (i) subject to the terms and conditions of the RRA, increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of shares of Common Stock (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge its economic exposure to shares of Common Stock or other Securities without affecting the Reporting Persons' beneficial ownership of Common Stock or other Securities. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person or any of their affiliates will take any such actions.

The Reporting Persons may, from time to time, engage in discussions with members of the Issuer's management and Board, other current and prospective holders of the Issuer's equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer, including activities of the Conversant Parties' designees to the Board, that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the terms and conditions of the Investment Agreement, IRA and RRA, the Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

The foregoing description of the Investment Agreement, IRA, RRA and the Equity Financing set forth herein and in Item 3 does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the full texts of the Investment Agreement, and substantially final forms of the IRA and the RRA which are attached to the Investment Agreement, filed by the Issuer with the Commission on November 5, 2025, as Exhibit 10.1 to the Issuer's Current Report on Form 8-K and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: With respect to each Reporting Person, the information set forth in rows 11 and 13 of the applicable cover page is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to each Reporting Person, the information set forth in rows 7-10 of the applicable cover page is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except for clients of Conversant Capital or another investment advisor subsidiary of Conversant Capital who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, Series A Preferred Stock or Warrants, if any, held in managed accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock, Series A Preferred Stock or Warrants described in this Schedule 13D, other than indirect interests of investors in the Conversant Parties.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth above in Item 4 regarding the Investment Agreement, the IRA and the RRA is incorporated herein by reference, but qualified in its entirety by reference to the full texts of the Investment Agreement, and substantially final forms of the IRA and the RRA which are attached to the Investment Agreement. See Item 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by the addition of the following exhibits:

Exhibit 1.11 - Investment Agreement, dated as of November 4, 2025, by and among Sonida Senior Living, Inc., Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., Conversant Dallas Parkway (A) LP and CPIF K Co-Invest SPT A, L.P. (incorporated by reference herein to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Commission on November 5, 2025).

Exhibit 1.12 - Voting Agreement, dated as of November 4, 2025, by and among CNL Healthcare Properties, Inc., Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP, Conversant Dallas Parkway (D) LP, Conversant Dallas Parkway (F) LP, and Conversant PIF Aggregator A LP.

## Signatures
- Conversant Dallas Parkway (A) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)
- Conversant Dallas Parkway (B) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)
- Conversant Dallas Parkway (D) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)
- Conversant Dallas Parkway (F) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)
- Conversant PIF Aggregator A, LP: /s/ Paul Dumaine, Conversant Private GP LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)
- Conversant GP Holdings LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)
- Simanovsky Michael: /s/ Paul Dumaine, Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky (11/05/2025)
- Conversant Capital LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)
- Conversant Private GP LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (11/05/2025)